UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. Three)*

                           Nu-kote Holding, Inc.
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                 669935108
                              (CUSIP Number)

                           Wilson P. Funkhouser
                         Levin & Funkhouser, Ltd.
                            55 W. Monroe St.
                               Ste. 2410
                     Chicago, Illinois 60603-5008
                  Tel. 312-701-6800, Fax 312/641-2640
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                              July 7, 1997
                  (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                               Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
          METRO HOLDING AG
          NONE

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:              4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:         4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.12%

14) Type of Reporting Person:                CO



                             Schedule 13D

Cusip No.: 669935108

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person:
          LIGAPART AG
          NONE

2)  Check the Appropriate Box if a Member of a Group
    (a) [ X ]
    (b) [   ]

3)  SEC Use Only:

4)  Source of Funds:               N/A

5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       SWITZERLAND

    Number of      (7)  Sole Voting Power:         4,600,000
    Shares
    Beneficially   (8)  Shared Voting Power:
    Owned by
    Each           (9)  Sole Dispositive Power:    4,600,000
    Reporting
    Person With   (10)  Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       4,600,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  21.12%

14) Type of Reporting Person:                CO



Item 1.     Security and Issuer

Title of the class of equity securities to which this statement relates:
     Nu-kote Holding, Inc. (herein "Nu-kote") Class A Common Stock

Name and address of the principal executive offices of the issuer:
     Nu-kote Holding, Inc.
     17950 Preston Road
     Suite 690
     Dallas, Texas 75252

Item 2.     Identity and Background

This statement on Schedule 13D is filed by:
1. Name:                   Metro Holding AG,
                           a corporation organized under the laws
                           of the canton of Zug, Switzerland
                           ("Metro Holding")
   Address:                Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
   Principal Business:     Holding company for interests principally in
                           business entities engaged in (i)  retailing
                           and wholesaling in Europe, Asia and the
                           United States and (ii)  purchasing of consumer
                           goods for sale to and distribution by
                           affiliates and others.

2. Name:                   Ligapart AG
                           a corporation organized under the laws of the
                           canton of Zug, Switzerland ("Ligapart")
  Address                  Neuhofstrasse 4
                           CH-6304 BAAR/Zug, SWITZERLAND
  Principal Business:      Holding Company for corporations related to
                           retailing and wholesaling of consumer goods

Item 3:     Source and Amount of Funds or Other Consideration

        N/A

Item 4.     Purpose of Transaction.

     Subsequent to the exchange of correspondence dated June 27, 1997, which was reported in Amendment No. 2 to Metro Holding's and Ligapart's Schedule 13D, in telephone conversations with Mr. Benno Zehnder, Mr. David Brigante stated that Nu-kote anticipates that it will defer its Annual Meeting of Stockholders that otherwise would have been held on August 12, 1997.
Mr. Brigante further stated that Nu-kote's Board of Directors will meet in New York on August 12, 1997, and Mr. Brigante proposed that, rather than including Mr. Loo as a director nominee in Nu-kote's Proxy Statement for its Annual Meeeting of Stockholders as previously agreed, Mr. Loo could be elected to the Board of Directors of Nu-kote and Nu-kote International, Inc. at the meeting of Nu-kote's Board of Directors in New York on August 12, 1997. In a letter dated July 17, 1997, (a copy of which is attached hereto as Exhibit A) Ligapart confirmed and accepted Mr. Brigante's proposal.

Item 5.     Interest in Securities of the Issuer.

      No Change

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      No Change

Item 7.     Material to be Filed As Exhibits.


            Letter from E. Conradi (Ligapart AG) to
             David Brigante (Nu-kote Holding, Inc.), dated July 17, 1997

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

July 17, 1997                   METRO HOLDING AG
Dated:                          By: /s/ Erwin Conradi
                                Erwin Conradi, Director

                                By: /s/ Hans-Dieter Cleven
                                Hans-Dieter Cleven, Director

July 17, 1997                   LIGAPART AG
Dated:                          By: /s/ Erwin Conradi
                                Erwin Conradi, Director

                                By: /s/ Hans-Dieter Cleven
                                Hans-Dieter Cleven, Director



                            Index to Exhibit


Exhibit 99.1   Letter from E. Conradi (Ligapart AG) to
                David Brigante (Nu-kote Holding, Inc.), dated July 17, 1997



LIGAPART AG                                 Neuhofstrasse 4
                                            Postfach 400
                                            CH-6341 Baar
----------------------------------------------------------------------------
                                   FAX: +1 (972) 250-4097
                                   Nu-kote Holding, Inc.
                                   Attn. Mr. David F. Brigante
                                   Chairman and CEO
                                   17950 Preston Road
                                   Suite 690 LB21
                                   Dallas, Texas 75252-5364
                                   USA
----------------------------------------------------------------------------
Ihr Zeichen  Ihre Nachricht von  Unser Zeichen  Unsere Machricht von   Datum
                                    UL/sh                         17.7.1997

Dear Mr. Brigante

I write to confirm the agreement between Nu-kote Holding, Inc. ("Nu-kote") and Ligapart AG that we reached in the telephone conference call of Monday, July 7, 1997, among you, me, Mr. Zehnder and Mr. Loo and in your subsequent telephone conversations of Saturday, July 12, Monday, July 14, 1997 with
Mr. Benno Zehnder.

When we first requested that Mr. Loo should become a director of Nu-kote, you and we contemplated that, (as stated in your letter to me and Mr. Cleven of 27th June) Nu-kote would include Mr. Loo as a management nominee for election as a director in Nu-kote's Proxy Statement for its Annual Meeting of Stockholders expected to be held August 12, 1997. In the July 7, 1997 conference call, you proposed that, as Nu-kote's By-Laws permit, Nu-kote's Board of Directors rather than its stockholders would elect Mr. Loo to Nu-Kote's Board of Directors. Based upon your assurance to us that you and the other members of Nu-kote's board of directors would elect Mr. Loo to the Boards of Directors of Nu-kote, and Nu-kote International, Inc., immediately following Nu-kote's next meeting of stockholders, I indicated that Ligapart AG could agree to accept your proposal for Mr. Loo's election to those Boards of Directors in this manner.

In your telephone conversation with Mr. Zehnder of July 12 and 14, 1997, you advised Mr. Zehnder that, in connection with the matters disclosed in Nu-kote's Report filed June 30, 1997 with the Securities and Exchange Commission on Form 12B-25 (Notification of Late Filing of Annual Report to the SEC on Form 10K) Nu-kote may defer its Annual Meeting of Stockholders that otherwise would be held August 12, 1997. You further advised Mr. Zehnder that Nu-kote's Board of Directors will nevertheless meet in New York City at that time and at that meeting will elect Mr. Loo to the Boards of Directors of Nu-kote and Nu-kote International, Inc. As Mr. Zehnder informed you, this manner of electing Mr. Loo to the Boards of Nu-kote and Nu-kote International, Inc. also is acceptable to us.

                             Yours sincerely,
                             LIGAPART AG

                             /s/ E. Conradi          /s/H.-D. Cleven
                             E. Conradi              H.-D. Cleven
                             Chairman of the Board   Member of the Board

cc:  Mr. H.-D. Cleven
     Mr. Benno Zehnder
     Mr. Loo Hooi Keat